UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

ANGIOTECH PHARMACEUTICALS, INC.
(Registrant's name)

1618 Station Street,
Vancouver, B.C.
Canada V6A 1B6
(604) 221-7676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____ Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE COMBINED REGISTRATION STATEMENT ON FORMS F-10, F-4 AND S-4 AND ANY AMENDMENT THERETO (FILE NO. 333-141155) OF ANGIOTECH PHARMACEUTICALS, INC. (AND ITS SUBSIDIARIES LISTED THEREIN UNDER THE HEADING "ADDITIONAL REGISTRANTS") AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit Number	Description of Document
1. Company Press Release	**ANGIOTECH REPORTS FIRST QUARTER RESULTS**

FORWARD-LOOKING STATEMENTS

Statements contained in this press release that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute "forward-looking information" within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the "safe harbor" provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; sales numbers and future guidance publicly provided by Boston Scientific Corporation regarding sales of their paclitaxel-eluting coronary stent products; and any other factors that may affect performance. In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the ability of Boston Scientific Corporation to successfully manufacture, market and sell their paclitaxel-eluting coronary stent products; the continued availability of capital to finance our activities; our ability to continue to integrate into our business the operations of American Medical Instruments Holdings, Inc. ("AMI"); our ability to achieve the operational and other synergies and the other commercial or financial benefits expected

as a result of the acquisition of AMI; and any other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the SEC. **Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this prospectus to reflect future results, events or developments**.
.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: May 2, 2007

By: /s/
Name: K. Thomas Bailey
Title: Chief Financial Officer

Exhibit 1



FOR IMMEDIATE RELEASE
NEWS RELEASE
Wednesday, May 2, 2007

ANGIOTECH REPORTS FIRST QUARTER RESULTS

Vancouver, BC, May 2, 2007 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), a global specialty pharmaceutical and medical device company, today announced its financial results for the first quarter ended March 31, 2007.

"We continue to focus our efforts on our 2007 catalysts, which remain on track," said Dr. William Hunter, President and CEO of Angiotech. "Our full leadership team is now in place with key hires in sales and marketing, as well as operations. We believe that our ability to attract talented industry veterans to our company speaks to our solid foundation for growth and the strength of our strategic direction."

"Our first quarter financial results were in line with our expectations, and our product sales outlook and budget imperatives for 2007 remain unchanged," commented Thomas Bailey, Chief Financial Officer of Angiotech. "We plan to focus our people and resources on the areas of our business that offer the best future revenue growth and gross margin opportunities, which include Vascular Wrap™, CVC, and Quill® products."

Financial Highlights

- Total revenue, as adjusted for non-recurring items, was $75.5 million in the first quarter. Total revenue under generally accepted accounting principles (GAAP) was $76.0 million.
- Net product sales were $42.5 million, and were derived principally from sales of our various single use, specialty medical devices, as well as from sales of medical device components to third parties.
- Royalty revenue, as adjusted, was $33.0 million. This includes $31.8 million of royalty revenue derived from sales by Boston Scientific Corporation (BSC) of paclitaxel-eluting coronary stent systems. This represents an average blended royalty rate of 7.7 percent for U.S. sales and 5.9 percent for sales in other countries. Royalty revenue under GAAP was $33.0 million.
- Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, adjusted to exclude certain non-cash and non-recurring items) was $20.1 million.
- GAAP net loss and net loss per share from continuing operations were $4.8 million and $0.06 respectively, reflecting several non-cash, non-recurring items, and net redemption of investments.
- Adjusted net income and adjusted net income per share from continuing operations were $6.4 million and $0.07, respectively. Adjusted net income per share exceeded our expectations for the quarter, primarily as a result of lower than expected clinical development expenses due to our U.S. human clinical study for our Vascular Wrap product candidate not commencing until the latter half of the quarter, and a lower effective tax rate. Adjusted net income is GAAP net income as adjusted to exclude certain non-cash and non-recurring items.
- Cash and long-term investments were $128.3 million, and net debt was $463.3 million.

2007 Financial Outlook Update

- We are affirming our 2007 product sales outlook, which is expected to be between $190 and $210 million. Our product sales for the second quarter of 2007 are expected to be between $44 and $45 million. Our OEM sales of medical device components to third parties stabilized in early 2007, recovering from weaker orders from selected customers in 2006.

- We are revising our 2007 royalty revenue outlook to a range of $130 to $135 million from our previous range of $135 million to $140 million, based on Q1 results for paclitaxel-eluting stent sales as announced by Boston Scientific in its first quarter earnings release on April 23, 2007.

- As a result of the revised royalty revenue outlook, we are changing our 2007 adjusted net income per share outlook to a range of $0.35 to $0.45, as compared to our previous range of $0.40 to $0.50. Our adjusted net income per share for the second quarter of 2007 is expected to be between $0.05 and $0.06.

Business Highlights

- During the past few months, we announced three key additions to our senior leadership team:
    - o Victor Diaz was appointed Senior Vice President, Global Manufacturing & Supply Chain Management. Mr. Diaz brings over 20 years of experience in operations management in health care and medical products, and joins Angiotech from Teleflex Medical, where he led a staff of 4,200 people and was responsible for a major medical products manufacturing group that included 25 plants and 23 distribution centers in 10 countries.
    - o Chris Dennis was appointed Senior Vice President, Global Sales and Marketing. Mr. Dennis joins Angiotech from Johnson & Johnson ("J&J"), where he held several positions during a tenure of over 17 years, including Global President of J&J's OrthoNeutrogena Company and Vice President, Marketing and Sales for Janssen Ortho Inc. (pharmaceuticals) where he managed sales and marketing for a wide range of prescription medications.
    - o Santi Corsaro was appointed Vice President, Sales and Marketing OUS. Dr. Corsaro joins Angiotech from J&J, where he held several positions during a tenure of over 20 years including President and Managing Director of J & J SpA Italy, European President of J & J's Cordis division and European President of J&J's Ethicon Endo Surgery division.

- We launched the Quill® Self-Retaining System ("SRS") in January, establishing a new class of "knotless" wound closure products for general and aesthetic surgery. Shortly after the end of the first quarter of 2007, we discontinued the Contour Thread® brand in order to focus on the single brand name of Quill SRS, as well as to focus manufacturing and sales efforts on the products and surgical indications with the highest near term return on investment and sales potential. The Quill SRS brand will continue to be sold for open facelifts and other cosmetic procedures.

- We initiated our Vascular Wrap paclitaxel-eluting mesh U.S. pivotal human clinical study in hemodialysis patients receiving synthetic vascular grafts for AV access, with the enrolment of our first patient in March.

- We are currently enrolling our 5-FU-eluting central venous catheter ("CVC") pivotal human clinical study in the U.S., and expect to have this study fully enrolled by the end of June.

Financial Information and Certain Non GAAP Financial Measures

This press release contains the condensed financial statements derived from the unaudited consolidated interim financial statements for the three month periods ended March 31, 2007 and 2006, and audited consolidated financial statements for the year ended December 31, 2006. Full unaudited consolidated interim financial statements and Management's Discussion and Analysis for the three month period ended March 31, 2007, are expected to be available in early May, and will be filed with the relevant regulatory agencies, as well as posted on our website at www.angiotech.com.

The results for the three month period ended March 31, 2007 include the results of AMI. As AMI was acquired on March 23, 2006, the comparative three month period ended March 31, 2006 does not include the results of the AMI operations.

Amounts, unless specified otherwise, are expressed in U.S. dollars. Financial results are reported under United States generally accepted accounting principles ("U.S. GAAP") unless otherwise noted. All per share amounts are stated on a diluted basis unless otherwise noted.

Certain financial results presented in this press release include non-GAAP measures that exclude certain items. Adjusted net income from continuing operations, adjusted net income per share from continuing operations and adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA") exclude acquisition related amortization charges, acquired in-process research and development relating to license agreements and acquisitions, stock-based compensation expense, foreign exchange gains or losses relating to translation of foreign currency cash and investment balances and other non-recurring items. Adjusted net income from continuing operations, adjusted net income per share from continuing operations and adjusted EBITDA also do not include litigation expenses related to defending intellectual property claims. Revenue, as adjusted, excludes non-recurring, non-operating revenue derived from license agreements and other license revenue, net of license fees due to licensors. Adjusted net income from continuing operations, adjusted net income per share from continuing operations, revenue from continuing operations, as adjusted, royalty revenue, as adjusted and adjusted EBITDA do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Management uses these non-GAAP or adjusted operating measures to establish operational goals, and believes that these measures may assist investors in analyzing the underlying trends in our business over time. Investors should consider these non-GAAP measures in addition to, not as a substitute for, or as superior to, financial reporting measures prepared in accordance with GAAP. We have provided a reconciliation of these measures to GAAP in the attached tables.

The financial outlook above presents certain forward-looking, non-GAAP financial information for which at this time there is no calculable comparable GAAP measure. As a result, such non-GAAP financial information cannot be quantitatively reconciled to comparable GAAP financial information. Specifically, the adjusted net income per share amounts above exclude estimates of certain expenses that are inherently unpredictable or subject to significant fluctuation for reasons unrelated to our underlying business performance, including stock-based compensation expenses, litigation expenses and foreign exchange gains or losses.

Conference Call Information

A conference call to discuss these financial results will be held today, Wednesday, May 2, 2007 at 8:00 AM PT (11:00 AM ET).

Dial-in information:
North America (toll free): 1-866-356-3377
International: 1-617-597-5392
Enter passcode: 11344276

A replay archive of the conference call will be available until May 9, 2007 by calling 888-286-8010 (in North America) or 1-617-801-6888 (International) and entering Access Code 22452592.

A live webcast will be available to all interested parties through the Investors section of Angiotech's website: www.angiotech.com.

Forward Looking Statements

Statements contained in this press release that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute "forward-looking information" within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the "safe harbor" provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; sales numbers and future guidance publicly provided by Boston Scientific Corporation regarding sales of their paclitaxel-eluting coronary stent products; and any other factors that may affect performance. In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the ability of Boston Scientific Corporation to successfully manufacture, market and sell their paclitaxel-eluting coronary stent products; the continued availability of capital to finance our activities; our ability to continue to integrate into our business the operations of American Medical Instruments Holdings, Inc. ("AMI"); our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI; and any other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the SEC. **Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this prospectus to reflect future results, events or developments**.

About Angiotech Pharmaceuticals
Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company with 14 facilities in 6 countries and over 1,500 dedicated employees. Angiotech discovers, develops and markets innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Vascular Wrap™ is a trademark of Angiotech Pharmaceuticals, Inc.
Quill® and Contour Threads® are registered trademarks of Quill Medical, Inc., a wholly-owned subsidiary of Angiotech Pharmaceuticals, Inc.
TAXUS® Express2™ are trademarks of Boston Scientific Corporation.

ANGIOTECH PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

(in thousands of U.S.$, except share and per share data)	Three months ended March 31, 2007			Three months ended March 31, 2006		
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
REVENUE						
Royalty revenue	**33,000**		**33,000**	41,090		41,090
Product sales, net	**42,486**		**42,486**	802		802
License fees	**472**	(472) a	**-**	53	(53) a	-
	75,958	(472)	**75,486**	41,945	(53)	41,892
EXPENSES						
License and royalty fees	**5,441**		**5,441**	6,513		6,513
Cost of products sold	**22,792**	(800) e	**21,992**	634		634
Research and development	**13,763**	(419) a	**10,654**	9,655	(621) b	9,034
		(442) b				
		(599) c				
		(899) e				
		(750) g				
Selling, general and administrative	**23,455**	(618) b	**18,208**	10,374	(879) b	5,967
		(1,539) c			(3,528) d	
		(2,840) d				
		(250) e				
Depreciation and amortization	**8,155**	(7,275) f	**880**	2,166	(1,563) f	701
In-process research and development	**-**		**-**	1,042	(1,042) g	-
	73,606	(16,431)	**57,175**	30,384	(7,633)	22,751
Operating income	**2,352**	15,959	**18,311**	11,561	7,580	19,141
Other income (expenses):						
Foreign exchange gain (loss)	**102**	(102) h	**-**	171	(171) h	-
Investment and other income	**8,802**	(7,510) i	**1,292**	2,704		2,704
Loss on sale / write-down of investments	**(8,157)**	8,157 j	**-**	(1,477)	1,477 i	-
Interest expense on long-term debt	**(12,799)**	558 k	**(12,241)**	(989)	989 j	-
Total other income (expenses)	**(12,052)**	1,103	**(10,949)**	409	2,295	2,704
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting policy	**(9,700)**	17,062	**7,362**	11,970	9,875	21,845
Income tax expense (recovery)	**(4,900)**	5,907 l	**1,007**	4,389	655 k	5,044
Income (loss) from continuing operations before cumulative effect of change in accounting policy	**(4,800)**	11,155	**6,355**	7,581	9,220	16,801
Net loss from discontinued operations, net of income taxes	**(9,084)**	9,084	**-**	(445)	445	-
Cumulative effect of change in accounting policy	**-**		**-**	399	(399)	-
Net (loss) income for the period	**(13,884)**	20,239	**6,355**	7,535	9,266	16,801
Basic net (loss) income per common share from continuing operations	**(0.06)**		**0.07**	0.09		0.20
Diluted net (loss) income per common share from continuing operations	**(0.06)**		**0.07**	0.09		0.20
Weighted average shares outstanding (000's) – basic	**85,002**		**85,002**	84,534		84,534
Weighted average shares outstanding (000's) – diluted	**85,497**		**85,497**	85,853		85,853

a. Non-recurring, non-operating revenue as derived from license agreements with Histogenics Corporation ($0.4 million in 2007) and other license revenue, net of license fees due to licensors.
b. Stock-based compensation expense.
c. Termination and reorganization costs related to the integration of AMI.
d. Litigation expenses relating to defending intellectual property claims.
e. Non-recurring supply / distribution agreement termination costs.
f. Amortization of acquisition related intangible assets and medical technologies.
g. Non-recurring in-process research and development expense relating to the signing of a technology and intellectual property license agreement with an inventor.
h. Foreign exchange fluctuations on foreign currency net monetary assets.
i. Gain realized on the recovery of investments.
j. Net impact of loss and gain on redemption of investments of common share holdings in Orthovita Inc. and NuVasive, Inc.., respectively.
k. Amortization of deferred financing costs in 2007, and interest expense in 2006 related to the AMI transaction that was incurred in the first quarter prior to the consolidation of the results of the AMI operations acquired, which occurred in the second quarter of 2006.
l. Tax effects of adjustments a. through j. for the period, including the reversal of tax reserves previously booked and tax effect of impairment charge.

ANGIOTECH PHARMACEUTICALS, INC.
CALCULATION OF ADJUSTED EBITDA
(Unaudited)

(in thousands of U.S.$)	Three months ended March 31,	
	2007	2006
Net (loss) income on a GAAP basis	(13,884)	7,535
Interest expense on long-term debt	12,799	989
Income tax expense (recovery)	(5,178)	4,389
Depreciation and amortization	9,251	2,247
EBITDA	2,988	15,160
Adjustments:		
Net loss from discontinued operations, excluding depreciation, amortization and income tax expense included above	9,220	400
In-process research and development	-	1,042
Non-recurring research and development costs	750	-
Non-recurring revenue, net of license fees	(53)	(53)
Stock-based compensation	1,059	1,101
Litigation expenses	2,840	3,528
Foreign exchange gain	(102)	(171)
Investment and other income	(1,292)	(2,704)
Severance	2,138	-
Supply/distribution agreement termination costs	1,949	-
Gain realized on recovery of investment	(7,510)	
Net loss on redemption of investments	8,157	1,477
Adjusted EBITDA	20,144	19,780

ANGIOTECH PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

As at (in thousands of U.S.$)	March 31, 2007	December 31, 2006
ASSETS		
Cash and short-term investments	98,038	108,617
Accounts receivable	32,920	25,231
Inventories	37,039	33,619
Deferred income taxes	9,134	5,372
Other current assets	6,114	6,303
Assets from discontinued operations, current portion	3,466	2,365
Total current assets	186,711	181,507
Long-term investments	30,240	53,840
Property and equipment, net	59,136	59,783
Intangible assets, net	243,379	244,955
Goodwill	641,944	630,770
Deferred income taxes	5,036	4,804
Deferred financing costs	15,087	14,845
Other assets	729	255
Assets from discontinued operations	5,065	15,116
Total assets	1,187,327	1,205,874
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities	69,611	66,282
Liabilities from discontinued operations	3,731	4,226
Long-term debt	575,000	575,000
Deferred income taxes	63,141	71,813
Other tax liabilities	4,888	-
Other long-term liabilities	4,341	4,052
Stockholders' equity	466,615	482,833
Total liabilities and stockholders' equity	1,187,327	1,205,874

FOR ADDITIONAL INFORMATION:

Analysts and Investors:
Deirdre Neary
Manager, Investor Relations and Corporate Communications
dneary@angio.com
(604) 222-7056

Media:
Jodi Regts
Manager, Investor Relations and Corporate Communications
jregts@angio.com
(604) 221-7930

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